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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

      For the Month Ended                         Commission file number
      September 30, 2000                                   0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.
              (formerly Sand Technology Systems International Inc.)

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                     4141 SHERBROOKE STREET WEST, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 1B8

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F   X                              Form 40-F ______
                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes  _____                                 No   X
                                                         ---

     If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     N/A.


                           Total number of pages is 5.

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[LOGO]                        PRESS CONTACTS:

                              de Jong & Associates,
                              Tel: (760) 943-9065, sndt@dejong.org


PRESS RELEASE

                     SAND REPORTS ANNUAL REVENUES UP BY 300%

              NUCLEUS QUARTERLY SALES TOP $3M FOR FIRST TIME EVER!

MONTREAL, CANADA, SEPTEMBER 14, 2000: Sand Technology Inc. (Nasdaq: SNDT) today announced year-end results that highlight 4th quarter sales higher than total annual sales for each of the two previous years.

Arthur Ritchie, President and CEO of Sand, said "This year marks a real milestone in the market acceptance of our Nucleus products. Sand more than tripled its sales revenues over those of last year and finished with very strong 4th quarter results."

"We are thrilled with the excellent feedback we are receiving from our existing customers and their identification of new applications for Nucleus. Moreover, we have acquired over ten new customers in the last six months, with average billings per customer exceeding $350,000. We are for the first time able to go both wide and deep as we enter the next phase of our product rollout."

"The results of the past financial year confirm our marketing strategy of getting our Nucleus product suite adopted by a wide range of organizations. Our sales approach in North America and Europe has been restructured and demonstrates the commitment of Sand to its customers and partners. Sand is augmenting every Nucleus software implementation with Sand consulting services, thus providing an enhanced revenue stream, quick and effective adoption of the Nucleus product, and total customer satisfaction."

For the year ended July 31, 2000, the company posted a loss of $2,866,907 or $0.321 per share on sales of $6,895,016 as compared to a net loss of $4,960,964 or $0.582 per share on sales of $2,091,067 for the fiscal year ended July 31, 1999. 4th quarter results showed sales of $3,061,705 with an attendant loss of $272,874. These improved results are gratifying and reflect the ongoing evolution of Sand into an enterprise which designs, develops, markets and supports software products, and in particular its Nucleus Exploration product suite.

The Company is very excited about the prospects for Fiscal 2001. According to Mr. Ritchie, "the growth in the implementations of Nucleus are starting to produce significantly larger revenues, as customers who have experienced our "Proof of Value" program to quickly realize immediate benefits and begin to move to larger Nucleus deployments. Meanwhile, we continue to increase the number of companies that are embracing Nucleus as a critical element of their short-term Business Intelligence strategies. Perhaps even more relevant is the fact that our customers have discovered specific uses for Nucleus within vertical markets like healthcare, banking, brokerage and direct marketing that take specific advantage of Nucleus' unique product capabilities. These initial implementations have proven not to be customer-specific. They are very repeatable throughout many companies across many vertical markets. This repeatability bodes very well for continuous rapid Nucleus market penetration, and attendant revenues and profits in the immediate future."

ABOUT SAND TECHNOLOGY


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Sand Technology, with headquarters in Montreal, Canada and offices in the United
Kingdom and the United States, provides performance, scalable software solutions for data mining, data marts, data warehouses and online analytical processing
(OLAP). Sand's Nucleus product suite brings patented technology to the business user, empowering more timely and accurate decision making. Nucleus is being used in the Retail, Finance, Healthcare, Transportation, Telecommunication, Manufacturing, Government and Insurance sectors to support strategic corporate initiatives including: e-Business; CRM (Customer Relationship Management); SAP(TM) reporting; SCM (Supply Chain Management); risk analysis and management; new business; product trend and profitability analysis; fraud detection;
emerging markets; competitive analysis, and quality control. Sand Technology has commercial relationships with IBM, Oracle, Compaq Computer Corporation, Microsoft, Brio Technology, Information Builders, and Wyle Systems. For more information, visit www.sandtechnology.com

All Rights Reserved. Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! and Nucleus E! are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Forward looking statements made in this release are based on reasonable assumptions. However, some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from those forecasted. Competitive pressures, availability and cost competitiveness of supplies or competing products, timing of significant orders, market acceptance of the Sand Nucleus Product Suite and other risks and uncertainties described in Sand's reports to Securities and Exchange Commission are important factors which could cause actual results to differ materially from those projected.


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SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED JULY 31, 2000 AND 1999

         IN CANADIAN DOLLARS


                                                     FOR THE YEARS ENDED JULY 31
                                                     ---------------------------
                                                        2000            1999
                                                        ----            ----
Net Sales                                           $ 6,895,016     $ 2,091,067

Research and Development Costs                      $(3,790,025)    $(3,871,534)

Selling, general and administrative expenses        $(7,836,833)    $(4,458,200)

Cost of Sales and Support                           $(2,343,191)    $(2,091,067)

(Loss) earnings from operations                     $(6,990,465)    $(6,147,819)

(Loss) earnings before income tax                   $(2,866,907)    $(4,960,964)

Income taxes                                               --              --

Net (loss) earnings                                 $(2,866,907)    $(4,960,964)

(Loss) earnings per share                           $    (0.321)    $    (0.582)

Weighted average number of shares outstanding         8,919,211       8,522,873




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                              SAND TECHNOLOGY INC.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       SAND TECHNOLOGY INC.




                                       /s/ Arthur G. Ritchie
                                       --------------------------------
September 15, 2000                     Arthur G. Ritchie
                                       Chairman of the Board, President
                                       and Chief Executive Officer